Exhibit 99.1

Kingold Jewelry Reports Financial Results for the Third Quarter and

Nine Months Ended September 30, 2019

WUHAN CITY, China, November 12, 2019 - Kingold Jewelry, Inc. ("Kingold" or the "Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2019.

2019 Third Quarter and Subsequent Financial Highlights (all results compared to prior year period)

•	Net sales were approximately $382.8 million, a decrease from the prior year due to lower sales volume partially offset by higher gold prices
•	Processed a total of 13.7 metric tons of 24-karat gold products
•	Lower sales volume was the result of an upward trajectory in the price of gold leading customers to delay gold purchases
•	Kingold completed a reverse stock split of the Company’s issued and outstanding shares of common stock in October 2019, and after giving effect to the reverse stock split, there were approximately 11,018,955 shares of common stock outstanding as of September 30, 2019
•	Net loss was approximately $24.0 million, or $2.18 per diluted share (retrospectively restated for effect of 1-for-6 reverse stock split)

Outlook for 2019

•	The Company has seen gold demand begin to recover following the conclusion of the quarter as gold prices have stabilized
•	As a result of the shift in demand, the Company is revising guidance to around 110 metric tons of 24-karat gold products in 2019.

2019 THIRD QUARTER AND NINE MONTH OPERATIONAL REVIEW

Metric Tons of Gold Processed
Three Months Ended:
	September 30, 2019		September 30, 2018
	Volume	% of Total	Volume	% of Total
Branded*	9.3	68.0%	16.6	56.1%
Customized**	4.4	32.0%	13.0	43.9%
Total	13.7	100.0%	29.6	100.0%
Nine Months Ended:
	September 30, 2019		September 30, 2018
	Volume	% of Total	Volume	% of Total
Branded*	35.3	55.5%	46.5	57.7%
Customized**	28.3	45.5%	34.0	42.3%
Total	63.6	100.0%	80.5	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

During three months ended September 30, 2019, Kingold processed a total of 13.7 metric tons of gold, of which branded production accounted for 9.3 metric tons (68.0%) and customized production accounted for 4.4 metric tons (32.0%). During the three months ended September 30, 2018, the Company processed a total of 29.6 metric tons of gold, of which branded production accounted for 16.6 metric tons (56.1%) and customized production accounted for 13 metric tons (43.9%).

During the nine months ended September 30, 2019, Kingold processed a total of 63.6 metric tons of gold, of which branded production accounted for 35.3 metric tons (55.5%) and customized production accounted for 28.3 metric tons (45.5%). During the nine months ended September 30, 2018, the Company processed a total of 80.5 metric tons of gold, of which branded production accounted for 46.5 metric tons (57.7%) and customized production accounted for 34.0 metric tons (42.3%).

2019 THIRD QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended September 30, 2019 were approximately $382.8 million, a decrease of approximately $243.4 million, or 38.9%, from net sales of $626.2 million for the three months ended September 30, 2018. The overall decrease in revenue was mainly the result of the following reason:

•	Total sales volume (in terms of quantity sold) decreased from 29.6 metric tons in three months ended September 30, 2018 to 13.7 metric tons in three months ended September 30, 2019. The decrease in sales volume was affected by customers’ perception of the investment in gold. Usually when the market average selling price per gram of gold rises, customers reduce their gold purchases and wait until the unit price of gold drops in the near future. The Company has since seen this gold demand return as the market price has stabilized.

The sales volume decrease was offset somewhat by an increase in average per selling unit price for both branded and customized production gold products.

Gross Profit

Gross profit for the three months ended September 30, 2019 was approximately $15.2 million, a decrease of approximately $46.0 million, or 75.2%, from $61.2 million for the same period in 2018. The decrease in gross profit was primarily due to lower sales volumes for the period, offset by an increase in average unit selling price for branded and customized production sales.

Gross Margin

For the three months ended September 30, 2019 and 2018, gross margin was 4.0% and 9.8%, respectively.

Net Income

The Company reported a net loss of approximately $24.0 million, or $2.18 per diluted share based on weighted average number of common shares outstanding – diluted of 11,018,955 for the three months ended September 30, 2019, as compared to a net income of approximately $13.2 million, or $1.20 per diluted share based on 11,020,225 weighted average number of common shares outstanding – diluted for the three months ended September 30, 2018. The decrease in our net income was a result of decreased revenue, increased interest expense and decreased taxable income as discussed above.

2019 NINE MONTH FINANCIAL REVIEW

Net Sales

Net sales for the nine months ended September 30, 2019 were $1.43 billion, compared to net sales of $1.84 billion for the nine months ended September 30, 2018.

Gross Profit

Gross profit for the nine months ended September 30, 2019 was approximately $140.0 million, compared to $189.3 million for the same period in 2018.

Gross Margin

For the nine months ended September 30, 2019 and 2018, gross margin was 9.8% and 10.3%, respectively. The overall decrease in gross profit and gross margin reflected the above combined factors that impacted the Company during the third quarter.

Net Income

For the foregoing reasons, Kingold reported a net loss of approximately $5.0 million, or $0.46 per diluted share based on 11,018,955 weighted average number of shares - diluted for the nine months ended September 30, 2019, compared to net income of $40.0 million, or $3.62 per diluted share based on 11,051,897 weighted average number of shares - diluted for the nine months ended September 30, 2018.

Balance Sheet Highlights

As of September 30, 2019, Kingold had approximately $0.7 million in cash and approximately $16.3 million restricted cash. The Company also had short-term investments of approximately $195.1 million because it used the excessive cash on hand to purchase interest-bearing wealth management financial products from a Trust company and such short-term investments are redeemable at any time.

These short-term investments are highly liquid and can be used as working capital when needed. Kingold has financed its operations with cash flow generated from operations and primarily through borrowings from various financial institutions as well as from related parties.

OUTLOOK FOR 2019

Based on its existing resources and capacity along with the shift in demand for 24-karat gold products in China, the Company estimates gold processed will be around 110 metric tons during 2019.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward - looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2019 outlook for gold processing. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

Investor Relations Counsel:

The Equity Group Inc.

Adam Prior (in US)

Phone: +212 836-9606

aprior@equityny.com

Lucy Ma (in China)

Phone: 86-10 5661 7012

lma@equityny.com

KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME(LOSS) AND COMPREHENSIVE INCOME (LOSS)
(IN U.S. DOLLARS)
(UNAUDITED)

	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
NET SALES	$1,434,337,556	$1,844,491,390	$382,790,132	$626,171,072
COST OF SALES
Cost of sales	(1,293,608,652)	(1,654,427,318)	(367,382,898)	(564,685,762)
Depreciation	(724,359)	(801,384)	(235,731)	(255,546)
Total cost of sales	(1,294,333,011)	(1,655,228,702)	(367,618,629)	(564,941,308)

GROSS PROFIT	140,004,545	189,262,688	15,171,503	61,229,764

OPERATING EXPENSES
Selling, general and administrative expenses	11,617,494	7,399,734	2,265,898	2,424,458
Stock compensation expenses	5,364	16,092	-	5,364
Depreciation	258,110	406,962	92,438	146,475
Amortization	8,261	8,703	2,690	2,767
Lease expense	62,943	197,811	20,500	62,888
Total operating expenses	11,952,172	8,029,302	2,381,526	2,641,952

INCOME FROM OPERATIONS	128,052,373	181,233,386	12,789,977	58,587,812

OTHER INCOME (EXPENSES)
Other Income	-	64,433	-	64,433
Interest Income	908,416	1,384,438	271,304	562,294
Interest expense, including amortization of debt issuance costs of $2,187,956 and $3,482,031 for the three months, and $6,738,816 and $8,042,451 for the nine months ended September 30, 2019 and 2018, respectively	(135,252,496)	(128,898,077)	(44,911,067)	(41,479,730)
Total other expenses, net	(134,344,080)	(127,449,206)	(44,639,763)	(40,853,003)

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	(6,291,707)	53,784,180	(31,849,786)	17,734,809

INCOME TAX PROVISION (BENEFIT)
Current	17,292,113	9,214,312	6,481,926	1,787,717
Deferred	(18,549,129)	4,523,643	(14,327,255)	2,699,588
Total income tax provision (benefit)	(1,257,016)	13,737,955	(7,845,329)	4,487,305

NET INCOME (LOSS)	(5,034,691)	40,046,225	(24,004,457)	13,247,504

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	363,076,281	(56,908,875)	209,005,270	(18,935,552)
Foreign currency translation loss	(43,484,477)	(19,080,264)	(41,688,955)	(13,077,661)
Total other comprehensive income (loss)	$319,591,804	$(75,989,139)	$167,316,315	$(32,013,213)

COMPREHENSIVE INCOME (LOSS)	$314,557,113	$(35,942,914)	$143,311,858	$(18,765,709)
Earnings (loss) per share
Basic	$(0.46)	$3.63	$(2.18)	$1.20
Diluted	$(0.46)	$3.62	$(2.18)	$1.20
Weighted average number of shares*
Basic	11,018,955	11,018,955	11,018,955	11,018,955
Diluted	11,018,955	11,051,897	11,018,955	11,020,225

*	Retrospectively restated for effect of 1-for-6 reverse stock split

KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)
(UNAUDITED)

	September 30,	December 31,
	2019	2018
ASSETS

Cash	$651,318	$233,391
Restricted cash	14,632,279	4,798,185
Accounts receivable	654,455	451,059
Inventories	268,214,300	127,034,673
Investments in gold	2,323,335,559	1,593,557,391
Value added tax recoverable	242,624,812	259,582,324
Short-term investments	195,062,420	-
Prepaid expenses and other current assets	374,843	87,590
Total current assets	3,045,549,986	1,985,744,613

Property and equipment, net	4,420,547	5,395,330
Restricted cash	1,681,073	7,766,372
Investments in gold	267,177,647	700,225,896
Land use right	373,324	395,719
Other noncurrent assets	459,524	285,768
Total long-term assets	274,112,115	714,069,085
TOTAL ASSETS	$3,319,662,101	$2,699,813,698

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Short term loans	$1,423,679,826	$1,034,947,774
Related party loan	69,832,280	72,699,779
Due to related party	4,410,957	3,976,742
Income tax payable	18,050,006	18,504,197
Other taxes payable	2,184,430	2,577,102
Convertible notes payable	599,739	-
Derivative liabilities	267,000	-
Accrued expenses and other payables	17,682,301	15,749,564
Total current liabilities	1,536,706,539	1,148,455,158

Deferred tax liabilities	127,501,207	24,218,911
Related party loans	534,228,724	373,327,862
Long term loans	168,107,252	515,477,020
Other long-term liability	154,098	-
TOTAL LIABILITIES	2,366,697,820	2,061,478,951

COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of September 30, 2019 and December 31, 2018	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 11,018,955 shares issued and outstanding as of September 30, 2019 and December 31, 2018*	11,019	11,019
Additional paid-in capital	224,420,422	224,348,001
Retained earnings
Unappropriated	348,178,634	353,213,325
Appropriated	967,543	967,543
Accumulated other comprehensive income, net of tax	379,386,663	59,794,859
Total Shareholders’ Equity	952,964,281	638,334,747

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,319,662,101	$2,699,813,698

*	Retrospectively restated for effect of 1-for-6 reverse stock split, see Note 15

KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(IN U.S. DOLLARS)
(UNAUDITED)

	September 30, 2019	September 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,034,691)	40,046,225
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation of property and equipment	982,469	1,208,346
Amortization of intangible assets	8,261	8,703
Amortization of debt issuance costs included in interest expense	6,738,816	8,042,451
Interest expense of convertible notes	4,292	-
Amortization of deferred financing cost associated with convertible notes issuance	39,505	-
Share based compensation for services and warrants expense	5,364	16,092
Deferred tax (benefit) provision	(18,549,129)	4,523,643
Changes in operating assets and liabilities
Accounts receivable	(228,675)	558,165
Inventories	(63,300,010)	321,200,297
Other current assets and prepaid expenses	(493,635)	(752,148)
Value added tax recoverable	7,776,713	84,623,088
Other payables and accrued expenses	2,749,526	769,590
Investment income from short-term investment	(72,862)	-
Income tax payable	(212,447)	748,416
Other taxes payable	(310,511)	359,224
Net cash (used in) provided by operating activities	(69,897,014)	461,352,092

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(326,565)	(491,136)
Purchase of short-term investments	(246,592,662)	-
Redemption of short-term investments	43,790,262	-
Net cash used in investing activities	(203,128,965)	(491,136)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans - short term	349,034,006	-
Repayments of other loans - short term	(382,829,071)	(554,840,248)
Proceeds from other loans - long term	131,130,344	435,804,951
Repayment of related party loans- short-term	(220,916)	(230,227,311)
Proceeds from related party loan- long-term	306,582,758	443,110,831
Repayment of related party loan- long-term	(125,056,810)	(534,050,005)
Repayment of loan origination fees	(2,163,651)	(6,578,966)
Gross proceeds from issuance of convertible notes	1,000,000	-
Payments of deferred financing costs associated with convertible notes	(110,000)	-
Borrowings from related party	508,202	965,643
Net cash provided by (used in) financing activities	277,874,862	(445,815,105)

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(682,161)	(4,229,857)
NET INCREASE IN CASH AND RESTRICTED CASH	4,166,722	10,815,994
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	12,797,948	17,924,397
CASH AND RESTRICTED CASH, END OF PERIOD	$16,964,670	28,740,391

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$126,137,400	120,133,935
Cash paid for income tax	$17,504,560	8,465,896

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold transferred to inventories	$497,824,202	557,866,549
Inventories transferred to investments in gold	$416,042,035	502,451,549
Unrealized gain (loss) on investments in gold, net of tax	$363,076,281	(56,908,875)
Right-of-use assets obtained in exchange for operating lease obligations	$184,192	-